Exhibit 11

Peritus Software Services, Inc.

Statement Re Computation of Net Income (Loss)

Per Common Share

(in thousands, except per share data)

	Three Months Ended March 31,
	2000	2000
Net loss, as reported	$(424)	$(3,810)
Net loss attributable to common stockholders	$(424)	$(3,810)

Weighted average shares outstanding-Basic and diluted	27,320	17,743
Net loss per share- basic and diluted	$(0.02)	$(0.21)